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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

INNOVATIVE MICRO TECHNOLOGY, INC.
(Name of Subject Company (issuer) and Filing Persons (offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

038-216-104
(CUSIP Number of Class of Common Stock Underlying Securities)

John S. Foster
President and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, California 93117
Telephone: ((805) 681-2800

Copy to:
James J. Slaby, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone: (213) 620-1780
(Name, Address and Telephone Numbers of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $522.00
      Form or Registration No.: 005-00002-70
      Filing Party: Registrant
      Date Filed: March 28, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 28, 2005 and amended on April 22, 2005 (the "Schedule TO"), to report the results of our offer to eligible option holders to exchange options to purchase common stock, par value $0.0001, that were granted and were outstanding under the Innovative Micro Technology, Inc. 2001 Stock Incentive Plan and having an exercise price in excess of $0.30 per share, for new options to purchase shares of common stock to be granted by us upon the terms and subject to the conditions described in the Offer to Exchange, as amended, that was previously filed as Exhibit (a)(1)(i). This Amendment No. 2 is the final amendment to the Schedule TO.

ITEM 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

        The offer made by us pursuant to the Schedule TO expired at 5:00 p.m., Pacific Time, on Wednesday, April 27, 2005. Pursuant to the offer, we accepted for exchange 1,623,648 options to purchase our common stock, representing 99.2% of the options that were eligible to be tendered in response to the offer, as of March 28, 2005. Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 1,623,648 shares of our common stock in exchange for such tendered options. We expect those options to be granted on the first business day that is at least six months and one day following the date the exchange offer expired.

ITEM 12. Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description of Exhibit
(a)(1)(i)*	Offer to Exchange (amended), dated April 21, 2005.
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Form of Letter to Eligible Option Holders
(a)(1)(iv)	Notice to Employees of Innovative Micro Technology, Inc., dated May 4, 2005, concerning the expiration of the offer to exchange
(a)(5)(i)*
Innovative Micro Technology, Inc. 2001 Stock Incentive Plan, as amended (incorporated by reference to Appendix B to the Company's Proxy Statement filed with the Commission on Schedule 14A on January 28, 2004)
(a)(5)(ii)*	Form of Option Agreement
(d)(i)*
Voting Agreement among the Company, the Investors listed on Schedule I, and certain stockholders listed on the Signature Pages, dated as of January 25, 2005 (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed with the Commission on January 31, 2005)

*
Previously filed.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Tender Offer Statement is true, complete and correct.

INNOVATIVE MICRO TECHNOLOGY, INC.
/s/ John S. Foster John S. Foster President and Chief Executive Officer

Date: May 5, 2005

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INDEX TO EXHIBITS

        The following exhibits are filed herewith:

Exhibit Number	Description of Exhibit
(a)(1)(i)*	Offer to Exchange (amended), dated April 21, 2005.
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Form of Letter to Eligible Option Holders
(a)(1)(iv)	Notice to Employees of Innovative Micro Technology, Inc., dated May 4, 2005, concerning the expiration of the offer to exchange
(a)(5)(i)*
Innovative Micro Technology, Inc. 2001 Stock Incentive Plan, as amended (incorporated by reference to Appendix B to the Company's Proxy Statement filed with the Commission on Schedule 14A on January 28, 2004)
(a)(5)(ii)*	Form of Option Agreement
(d)(i)*
Voting Agreement among the Company, the Investors listed on Schedule I, and certain stockholders listed on the Signature Pages, dated as of January 25, 2005 (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed with the Commission on January 31, 2005)

*
Previously filed.

4

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INTRODUCTORY STATEMENT
  ITEM 4. Terms of the Transaction.
  ITEM 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS